Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

As at November 30, 2004 and 2003 and August 31, 2004

(expressed in thousands of Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

For the Three Months ended November 30, 2004 and 2003

(expressed in thousands of Canadian dollars, except per share amounts)

	November 30 2004 $	August 31 2004 $	November 30 2003 $
	(unaudited)	(unaudited)	(unaudited)
Assets
Cash and cash equivalents	871	1,484	246

Accounts and other receivables	15,109	16,088	14,270

Investment in film and television programming	15,924	18,349	19,969

Prepaid expenses and deposits	316	119	141

Property and equipment	107	89	52

Restricted term deposits (note 5)	20,440	21,339	-

	52,767	57,468	34,678

Liabilities

Production loans	14,353	12,598	15,650

Accounts payable and accrued liabilities	10,018	12,399	4,461

Deferred revenue	731	3,324	7,143

Distribution obligation (note 4)	1,467	1,467	2,312

Obligation to issue shares (note 3(d))	3,093	3,093	2,982

Revenue guarantee obligation (note 5)	20,440	21,339	-

	50,102	54,220	32,548

Shareholders’ Equity

Capital stock	35,925	35,925	35,888

Contributed surplus	2,085	2,085	337

Other paid-in capital	680	680	680

Deficit	(36,025)	(35,442)	(34,775)

	2,665	3,248	2,130

	52,767	57,468	34,678

Nature of operations and going concern (note 1) Approved by the Board of Directors

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

For the Three Months ended November 30, 2004 and 2003

(expressed in thousands of Canadian dollars, except per share amounts)

	2004 $	2003 $
	(unaudited)	(unaudited)

Revenue	3,098	5,224

Expenses
Amortization of investment in film and television programming and other production costs (note 2)	2,933	4,440
Selling, general and administrative	839	505
Other amortization	4	2

	3,776	4,947

(Loss) earnings from operations before the undernoted	(678)	277
Interest income	4	-
Interest expense	(83)	(1)
Provision for obligation to issue shares	-	(94)
Foreign exchange (loss) gain	55	1
Recovery of selling, general and administration expenses	119	-

(Loss) earnings before income taxes	(583)	183

Income tax recovery	-	-

Net (loss) earnings for the period	(583)	183

Net (loss) earnings per common share

Basic	(0.03)	0.01

Diluted	(0.03)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the Three Months ended November 30, 2004 and 2003

(expressed in thousands of Canadian dollars)

	2004 $	2003 $

Balance - Beginning of year	(35,442)	(34,958)

Net (loss) earnings for the year	(583)	183

Balance - End of year	(36,025)	(34,775)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 For the Three Months ended November 30, 2004 and 2003

(expressed in thousands of Canadian dollars)

	2004 $	2003 $
	(unaudited)	(unaudited)

Cash flows from operating activities
Net (loss) earnings for the year	(583)	183
Items not affecting cash
Amortization of film and television programming	2,836	4,304
Other amortization	4	2
Provision for share issuance	-	94
Investment in film and television programming	(410)	(3,469)
Changes in non-cash operating working capital	(4,193)	555

	(2,346)	1,669

Cash flows from investing activities
Property and equipment purchases	(22)	(20)

Cash flows from financing activities
Issuance of common shares	-	10
Issuance of production loans	3,623	1,541
Repayment of production loans	(1,868)	(3,865)

	1,755	(2,314)

Decrease in cash and cash equivalents	(613)	(665)

Cash and cash equivalents - Beginning of year	1,484	911

Cash and cash equivalents - End of year	871	246

Supplemental cash flow information
Interest paid	244	2

Non-cash transaction
Obligation to issue shares	-	94

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2004 and 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

During the year ended August 31, 2003, the company underwent significant restructuring to its business operations. As described more fully in the following notes, the company acquired various film assets, including all of the issued share capital of GFT Entertainment Inc. GFT Entertainment Inc. was the parent company of five film production companies, each of which, at the time of acquisition, had partially completed a film production.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The company has undergone substantial financial restructuring and requires additional financing until it can generate positive cash flows from operations. While the company continues to maintain its day-to-day activities and produce films and television programming, its working capital situation is severely constrained. Furthermore, the company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due. Management is currently in discussions with potential lenders to close additional financing. There is no assurance that the company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital. If the company is unsuccessful, the company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s Annual Report for the year ended August 31, 2004 and should be read in conjunction therewith.

The interim consolidated financial statements include the accounts of the company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2004 and 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

The company issued 5,000,000 Common Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000 (note 6).

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 20, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company’s indebtedness to Fremantle and Comerica. However, the company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below for additional discussion).

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC Communications Inc. (“CPC”) for $2.5 million, the consideration being the issuance of 8,333,333 Common Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc., which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivable and tax credit assets.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2004 and 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At the time of acquisition, CPC retained voting control of each subsidiary through a temporary voting trust and, accordingly, the company’s interest was of an equity nature. Each voting trust was terminated prior to the delivery of each related film. The operations of each subsidiary have been consolidated from the date that each voting trust was terminated; the companies that produced Absolon, Crime Spree and Partners in Action were consolidated from February 28, 2003; Detention from April 30, 2003; and The Limit from August 31, 2003. The assets and liabilities of the subsidiaries at the date control was transferred to the company were as follows:

	GFT Entertainment Inc. acquired January 30, 2003 $	Subsidiaries acquired February 28, 2003 $	Subsidiary acquired April 30, 2003 $	Subsidiary acquired August 31, 2003 $	Total $

Accounts receivable	1,906	234	30	361	2,531
Tax credits receivable	282	3,150	1,095	971	5,498
Production in progress	-	11,772	4,200	3,732	19,704
Investment in film companies	1	-	-	-	1
Prepaid expenses and deposits	311	999	9	9	1,328
Development costs	51	-	-	-	51

Total assets acquired	2,551	16,155	5,334	5,073	29,113

Production loans	-	10,107	1,032	4,834	15,973
Accounts payable and accrued liabilities	51	1,144	-	239	1,434
Deferred revenue	-	4,904	4,302	-	9,206

Total liabilities assumed	51	16,155	5,334	5,073	26,613

Net assets acquired	2,500	-	-	-	2,500

Prior to the company’s acquisition of GFT Entertainment Inc., GEI, a related party to GFT Entertainment Inc. at that time, transferred an accounts receivable to GFT Entertainment Inc., which related to a loan due to GEI from one of the subsidiaries. This receivable, which amounted to $1,497,000, is included in accounts receivable of GFT Entertainment Inc. at January 30, 2003 and production loans payable by the subsidiary at August 31, 2003. At August 31, 2004 and 2003, these amounts were eliminated on consolidation.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2004 and 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2004 and 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at a deemed price of $5.00 per share.

The modification of the Comerica obligations was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2004.

The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

For the year ended August 31, 2003, the company estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica was $2,887,000 and charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company reflected the amount as a liability.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2004 and 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

On June 25, 2004, the company voluntarily issued 3,489,814 Common Shares of the company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the company. Pursuant to these arrangements, the company also eliminated its right to receive the obligation of PAPDC to the Lenders.

Although owned by a third party, for accounting purposes, the company continues to reflect the obligation to issue shares as a liability because of the company’s and its related parties’ continued involvement with PAPDC. PAPDC’s only asset is the right to receive its participation in the films that the company retained. Further, PAPDC continues to be indebted to the company for an amount of $10,252,000. The company has provided a full valuation allowance against this loan. Accordingly, the shares have been considered to be issued in escrow or in trust to settle the company’s obligation.

Gain on modification of debt

The gain on modification of debt, recognized in the year ended August 31, 2003, comprises the following:

	Fremantle $	Comerica $	Total $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments as at the date of modification of the debt			(2,887)

Gain			3,094

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2004 and 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Sale of subsidiary

Subsequent to the reorganization of PAPDC described in note 3(b), on August 1, 2003, the company sold all of its shares in PAPDC for nominal consideration and recognized a loss of $164,000 on the disposal. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the Sales Agency Agreement, the company has the full right to enter into sales contracts and is subject to the related credit risk and accordingly acts as principal to any sales transactions related to these distribution rights. Under the agreement, the gross receipts of any sale made by the company are distributed in the following priority: a) receipts to cover the company’s distribution and marketing costs are retained by the company; b) amounts up to 30% of any gross receipts are retained by the company; c) 10% of the gross receipts are paid to the purchaser of the shares of PAPDC referred to in the first paragraph above; and d) any remaining gross receipts are paid to PAPDC, which in turn is required to pay such proceeds to Fremantle to settle PAPDC’s debt obligation to Fremantle.

As these arrangements were entered into in conjunction with the sale of the shares for a nominal amount, the company is considered the primary obligor with respect to the productions and, accordingly, the distribution rights have effectively been retained by the company and accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the film and television programming at the date of the agreement in the amount of $2,649,000. In addition, these financial statements reflect the estimated amounts payable to PAPDC and the purchaser as a distribution obligation in the amount of $2,312,000. The difference between the distribution rights and the distribution obligation of $337,000 was credited to contributed surplus.

During the year ended August 31, 2004, the company requested certain changes to the various agreements with PAPDC, including the change in the term of the distribution agreement for no consideration. This change in the distribution agreement had no effect on the carrying amount of the rights included in the investment in film and television programming or the distribution obligation to PAPDC.

Film financing transaction

During the year ended August 31, 2004, the company entered into certain financing arrangements with two United Kingdom limited partnerships (limited partnerships) with respect to two films. Under these arrangements, the company received $22,554,000 (£9,522,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the company is obligated to pay the limited partnerships $27,372,000 (£11,567,000) in April 2009 under that revenue guarantee.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2004 and 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As security for the full value of the obligation due in 2009, the company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, is restricted for the use as security for the guarantee and cannot be used for any other purpose. At August 31, 2004, the amount of the deposit was $21,339,000 (£9,017,000). This deposit is included in restricted term deposits. The company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation will be accreted over the term to maturity at the effective interest rate or 5%.

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the three months ended November 30, 2004, the company paid $44,000 (2003 - $38,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

b)

During the three months ended November 30, 2004, the company paid $19,000 (2003 - $18,000) to a shareholder, director and officer of the company for legal services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

c)

As at November 30, 2004, the company was indebted to a company controlled by a shareholder, director and officer of the company in the amount of $nil (2003 - $2,044,000). This loan carried interest at the rate of prime plus 2% per annum. The proceeds of this loan were used by the company to fund certain productions.

As at November 30, 2004, the company was owed $nil (2003 - $2,014,000) from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date. The 2003 balance included a receivable related to a sale to a related party.

d)

As at November 30, 2004, included in accounts receivable was $1,423,000 (US$1,200,000) (2003 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

Other related party transactions and balances have been described elsewhere in these financial statements.

(8)